July 7, 2005

SENT VIA EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation of Finance
Washington, D.C. 20549

Re:   The Female Health Company Form 10-KSB for the year ended September 30, 2004
         File No. 1-13602

Dear Mr. Cash:

The following is the response of the Female Health Company (the “Company”) to the comment in the letter of the staff of the Securities and Exchange Commission dated June 23, 2005 relating to the Company’s Form 10-KSB for the year ended September 30, 2004. For reference purposes, the text of the staff’s comment letter has been reproduced below together with the Company's response to the comment.

Form 10-KSB for the Year Ended September 30, 2004

Note 1.  Nature of Business and Significant Accounting Policies - Earnings per Share

Comment No. 1

We note your response to our prior comment three and your revised disclosure in the Form 10-Q for the period ended March 31, 2005. However, in situations in which the computation of diluted EPS would have an anti-dilutive effect on earnings per share, the diluted weighted average common shares outstanding on the face of the income statement should be the same number as the basic weighted average shares outstanding. Further, the number of incremental shares issuable upon conversion of your convertible preferred stock or convertible debt and the exercise of stock options and warrants that were not included in the diluted earnings per share because their effect would be anti-dilutive should be disclosed in a footnote to the financial statements. Reference paragraphs 38 and 40c of SFAS 128. Please revise as appropriate.

Response to Comment No. 1

As a result of the Company’s computation of diluted EPS having an anti-dilutive effect on earnings per share, the diluted weighted average common shares outstanding on the face of the income statement has the same number as the basic weighted average common shares outstanding in the Company's Form 10-KSB for the year ended September 30, 2004.

Mr. John Cash
Accounting Branch Chief
July 7, 2005

We note that our revised disclosure in the Form 10-QSB for the period ended March 31, 2005 was not consistent with your previous comment three.  We will prepare future filings in a manner that is consistent with your comment. Therefore, beginning with the Company’s Form 10-QSB for the quarterly period ended June 30, 2005, the Company will disclose the number of incremental shares issuable upon conversion of the Company’s convertible preferred stock, convertible debt and the exercise of stock options and warrants that are not included in diluted earnings per share because their effect would be anti-dilutive, in a footnote to the financial statements in accordance with paragraphs 38 and 40c of SFAS 128.

Please contact me at (916) 773-1573 if you have any further questions on any responses to your comments.

Best regards,

The Female Health Company

/s/ Robert R. Zic

Robert R. Zic
Principal Accounting Officer